Exhibit 99.1

12 April 2021

BURFORD CAPITAL LIMITED

Notification of transactions by persons discharging managerial responsibilities

Burford Capital Limited, the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities ("PDMR").

In addition to the share purchases announced last week, on April 7, 2021, Christopher Bogart, Burford’s Chief Executive Officer, and Jonathan Molot, Burford’s Chief Investment Officer, each purchased 21,000 shares of Burford Capital on the New York Stock Exchange at an average price of $10.09 per share as part of their broader acquisition of shares as detailed in Burford’s 2020 Annual Report. On April 8, 2021, Mr Bogart and Mr Molot each purchased 2,500 shares at an average price of $10.04 per share. On April 9, 2021, Mr Bogart and Mr Molot each purchased 15,120 shares at an average price of $9.94 per share. As a result of these transactions, Mr Bogart controls a total of 9,158,608 shares, and Mr Molot controls a total of 9,771,721 shares.

The Notification of Dealing Forms for each of the transactions mentioned above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of Ordinary Shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $10.0968 (ii) $10.0413 (iii) $9.94	21,000 2,500 15,120

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	(i) April 7, 2021 (ii) April 8, 2021 (iii) April 9, 2021
	(f) Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of Ordinary Shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $10.0968 (ii) $10.0413 (iii) $9.94	21,000 2,500 15,120

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	(i) April 7, 2021 (ii) April 8, 2021 (iii) April 9, 2021
	(f) Place of the transaction	New York Stock Exchange